                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 22 January 2003


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F ___
                                        -

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  X
                                                         -

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PREMIER FARNELL PLC
                                                          (Registrant)


         Date:   January 22, 2003              By: STEVEN JOHN WEBB
                                                   ----------------
                                                   Steven John Webb
                                                   Group Company Secretary and
                                                   General Counsel

NEW NON-EXECUTIVE DIRECTOR


Premier Farnell plc, the global marketer and distributor of electronic components and industrial products, announces the appointment of Mr William B Korb to its Board as a non-executive Director.

Mr Korb (62), who joins the Board today, is a US citizen and was President and CEO of Gilbarco Incorporated, the leading manufacturer of retail petrol pumps, from 1988 to 1999. Mr Korb previously held senior management positions in Reliance Electric Company of the USA, a manufacturer of power transmission equipment.

Mr Korb is a non-executive director of Cambrex Corporation, which is listed on the NYSE.

Mr Korb has an interest in 5,000 ordinary ADRs (representing 10,000 ordinary shares) in the Company.

There are no details to be disclosed under listing rule 16.4.

The other non-executive Directors of the Company are Sir Malcolm Bates (Chairman), Sir Robert Horton (Deputy Chairman), Mr Michael Lester, Mr John Roques and Mr Cary Nolan (also US based).



ENDS